PROPANC BIOPHARMA, INC.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

61 3 9882 0780

August 21, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc.
Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-231682)

Ladies and Gentlemen:

Propanc Biopharma, Inc. (the “Company”) hereby requests the Company’s Registration Statement on Form S-1 (File No. 333-231682) initially filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2019, as subsequently amended on June 14, 2019 (together with all exhibits thereto, the “Registration Statement”) be withdrawn. The Company confirms that no securities were issued or sold pursuant to the Registration Statement.

The Company has determined at this time not to proceed and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Registration Statement be withdrawn, effective as of the date hereof or the earliest practicable date.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at +61 3 9882 0780.

Sincerely,

PROPANC BIOPHARMA, INC.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Executive Officer